CYREN LTD.

10 Ha-Menofim St., 5th Floor

Herzliya, Israel, 4672561

011–972–9–863–6888

May 21, 2020

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Mr. Larry Spirgel

Re:	Cyren Ltd.

Registration Statement on Form S-3

Filed May 14, 2020

File No. 333-238266

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cyren Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to May 26, 2020, 4:00 p.m., Eastern Time, or as soon thereafter as is reasonably practicable.

Thank you for your assistance in processing this filing. Should you have any questions or comments regarding this matter, please do not hesitate to contact the Company’s counsel, Ms. Laurie Green, at (954) 768-8232.

Sincerely,

/s/ J. Michael Myshrall
J. Michael Myshrall
Chief Financial Officer

cc:	Laurie Green, Esq., Greenberg Traurig, LLP
Eric Spindel, Cyren Ltd.